United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549-0405

Attn: Ms. April Sifford

September 23, 2005

Re:	Anooraq Resources Corporation Form 20-F for the Fourteen Months Ended December 31, 2004 File No. 001-31930

Dear Ms. Sifford,

We are in receipt of your letter (“Comment Letter”) dated September 6, 2005 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the fourteen months ended December 31, 2004 filed with the Commission by Anooraq Resources Corporation on July 15, 2005.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response by October 24, 2005.

If you have further questions or need additional information, please contact our Controller, Mr. Paul Mann, at (604) 684-6365. Thank you for your consideration.

Sincerely,

ANOORAQ RESOURCES CORPORATION

/s/ Jeffrey R. Mason

Jeffrey Mason, BComm, CA
Director and Chief Financial Officer